October 2, 2019

James Olsen
Chief Executive Officer
CHP Merger Corp.
25 Deforest Avenue, Suite 108
Summit, NJ 07901

       Re: CHP Merger Corp.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted September 20, 2019
           CIK No. 0001785041

Dear Mr. Olsen:

       We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Our references to prior comments are to comments in our September 13, 2019 letter.

Draft Registration Statement on Form S-1 Submitted September 20, 2019

Redemption of Warrants for Class A common Stock, page 127

1. We note your response to prior comment 19. Please reconcile your disclosure indicating that you may redeem the warrants for stock only if there is an effective registration statement covering the issuance of the stock with section 6.2 of exhibit
4.4 which appears
       to include an exception to registration.
 James Olsen
FirstName LastNameJames Olsen
CHP Merger Corp.
Comapany 2019
October 2, NameCHP Merger Corp.
Page 2
October 2, 2019 Page 2
FirstName LastName
        You may contact Jeanne Bennett at (202) 551-3606 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso,
Legal Branch Chief, at (202) 551-3617 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Christopher J. Capuzzi, Esq.